UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

JAVELIN MORTGAGE INVESTMENT CORP.
(Name of Subject Company (Issuer))

JMI ACQUISITION CORPORATION
ARMOUR RESIDENTIAL REIT, INC.
SCOTT J. ULM
JEFFREY J. ZIMMER
JAMES R. MOUNTAIN
MARK GRUBER
DANIEL C. STATON
MARC H. BELL
THOMAS K. GUBA
STEWART J. PAPERIN
JOHN P. HOLLIHAN, III
ROBERT C. HAIN
(Name of Filing Persons (Offerors))

Common Stock, par value $0.001
(Title of Class of Securities)

47200B104
(CUSIP Number of Class of Securities)

James R. Mountain

Chief Financial Officer

ARMOUR Residential REIT, Inc.

3001 Ocean Drive, Suite 201

Vero Beach, Florida 32963

Tel: (772) 617-4340

Fax: (561) 348-2408

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Bradley D. Houser, Esq.

Christina C. Russo, Esq.

Akerman LLP

Three Brickell City Centre

98 Southeast Seventh Street

Miami, Florida 33131

Tel: (305) 374-5600
Fax: (305) 374-5095

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$85,558,842.11(1)	$8,615.78(2)(3)

(1)

Estimated for purposes of calculating the filing fee only. The transaction value was calculated by multiplying 11,866,691 shares of common stock, par value $0.001 per share, of JAVELIN Mortgage Investment Corp. outstanding by the estimated tender offer price of $7.21 per share as of March 4, 2016. The calculation was made on the basis of the cash to be paid if all securities being sought are purchased and the offer expires on April 1, 2016.

(2)	Calculated in accordance with Rule 0-11, as modified by Fee Advisory Rate #1 for fiscal year 2016, issued August 2015, which is calculated by multiplying the Transaction Valuation by 0.0001007.
(3)	Previously paid in connection with the Schedule TO filed on March 7, 2016.

☑

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$8,615.78.	Filing Party:	ARMOUR Residential REIT, Inc. and JMI Acquisition Corporation.
Form or Registration No.:	TO.	Date Filed:	March 7, 2016.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.	☑	going-private transaction subject to Rule 13e-3.
☐	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 5 (the “Amendment No. 5”) amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement (as amended from time to time, the “Schedule 13E-3”) filed under cover of Schedule TO by ARMOUR Residential REIT, Inc. (“ARMOUR”), a Maryland corporation, and JMI Acquisition Corporation (“Acquisition”), a Maryland corporation and a wholly-owned subsidiary of ARMOUR, with the Securities and Exchange Commission (the “SEC”) on March 7, 2016, as amended and supplemented by Amendment No. 1 to the Schedule TO filed by ARMOUR and Acquisition with the SEC on March 10, 2016, Amendment No. 2 to the Schedule TO filed by ARMOUR and Acquisition with the SEC on March 15, 2016, and Amendment No. 3 to the Schedule TO filed by ARMOUR and Acquisition with the SEC on March 18, 2016, and Amendment No. 4 to the Schedule TO filed by ARMOUR and Acquisition with the SEC on March 21, 2016 (as amended from time to time, the “Schedule TO”). The Schedule TO relates to the offer (the “Tender Offer”) by Acquisition to purchase all of the outstanding shares of common stock, par value $0.001 per share (“Common Stock”), of JAVELIN Mortgage Investment Corp. (“JAVELIN” or the “Company”), a Maryland corporation, for $7.18 per share of Common Stock in cash (the “Tender Offer Price”), which is equal to 87% of the book value per share of the Common Stock (“BVPS”) as of 5:00 P.M., New York City time, on the date that was ten (10) business days prior to the expiration of the Tender Offer, which was March 18, 2016 (the “Calculation Date”), net to the seller, but subject to any required withholding taxes, in accordance with the Agreement and Plan of Merger dated as of March 1, 2016, among ARMOUR, Acquisition and JAVELIN (the “Merger Agreement”). The terms of the Tender Offer, and the conditions to which it is subject, are set forth in an Offer to Purchase dated March 7, 2016 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as each of them may be amended, supplemented or modified from time to time, contain the terms of the Tender Offer), copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO. All capitalized terms used in this Amendment No. 5 without definition have the meanings ascribed to them in the Offer to Purchase.

All information contained in the Offer to Purchase, as amended below, and the accompanying Letter of Transmittal, including the schedules thereto, is hereby incorporated herein by reference in response to items in the Schedule TO and Schedule 13E-3.

Except as expressly amended and supplemented by this Amendment No. 5, neither the Schedule TO, Schedule 13E-3 nor the Offer to Purchase shall be amended, supplemented or otherwise modified hereby.

The items of the Schedule TO and Schedule 13E-3 set forth below are supplemented and amended by this Amendment No. 5 as follows:

Amendments to Schedule TO:

Item 2. Subject Company Information.

Item 2 of the Schedule TO is hereby amended and supplemented to include the information set forth in the Offer to Purchase under “The Tender Offer—Section 7. Price Range of Shares; Dividends,” which information, as amended and supplemented below, is incorporated herein by reference. The information set forth in the Offer to Purchase under “The Tender Offer—Section 7. Price Range of Shares; Dividends,” after the last table therein is amended and supplemented to add the following:

“None of ARMOUR, Acquisition or Messrs. Mountain, Gruber, Bell, Hollihan, Guba, Hain and Paperin have purchased shares of JAVELIN Common Stock during the past two years.

The following table presents information regarding purchases of shares of JAVELIN Common Stock by Mr. Ulm during 2015. Mr. Ulm did not purchase any shares of JAVELIN Common Stock during 2014.

	Total Number of Shares Purchased	Range of Per Share Prices Paid	Weighted Average Per Share Price
First Quarter 2015	15,000	$8.95-$9.89	$9.26
Second Quarter 2015	20,000	$7.39-$7.61	$7.50
Third Quarter 2015	10,000	$7.35-$7.37	$7.36
Fourth Quarter 2015	10,000	$6.35-$6.45	$6.41
Total	55,000

The following table presents information regarding purchases of shares of JAVELIN Common Stock by Mr. Zimmer during 2015. Mr. Zimmer did not purchase any shares of JAVELIN Common Stock during 2014.

	Total Number of Shares Purchased	Range of Per Share Prices Paid	Weighted Average Per Share Price
First Quarter 2015	15,250	$8.53-9.90	$9.10
Second Quarter 2015	30,000	$7.36-7.48	$7.43
Third Quarter 2015	41,000	$6.49-7.19	$6.75
Fourth Quarter 2015	−	$−	$−
Total	86,250

The following table presents information regarding purchases of shares of JAVELIN Common Stock by Mr. Staton during 2015. Mr. Staton did not purchase any shares of JAVELIN Common Stock during 2014.

	Total Number of Shares Purchased	Range of Per Share Prices Paid	Weighted Average Per Share Price
First Quarter 2015	−	$−	$−
Second Quarter 2015	10,000	$7.30-$7.48	$7.37
Third Quarter 2015	−	$−	$−
Fourth Quarter 2015	−	$−	$−
Total	10,000

Item 3. Identity and Background of Filing Person.

Item 3 of the Schedule TO is hereby amended and supplemented to include the information set forth in the Offer to Purchase under “The Tender Offer—Section 10. Information about Acquisition and ARMOUR,” as amended below under Item 8. Interest in Securities of the Subject Company, to the Schedule TO, and is incorporated herein by reference.

Item 3 of the Schedule TO is hereby amended and supplemented to include the information set forth in the Offer to Purchase under “The Tender Offer – Section 10. Information about Acquisition and ARMOUR,” which information, as amended below, is incorporated herein by reference. The information set forth in the Offer to Purchase under “The Tender Offer – Section 10. Information about Acquisition and ARMOUR” in the sixth full paragraph therein is hereby amended and restated in its entirety to read as follows:

“The name, current principal occupation or employment and five-year employment history of each of the directors and executive officers of Acquisition and ARMOUR, including Messrs. Ulm, Zimmer, Mountain, Gruber, Staton, Bell, Guba, Paperin, Hollihan and Hain, and the nature of their affiliations with ARMOUR and JAVELIN, are set forth in Schedule I to this Offer to Purchase. Each director and officer is a U.S. citizen with a business address of c/o ARMOUR Residential REIT, Inc., 3001 Ocean Drive, Suite 201, Vero Beach, Florida  32963, and business telephone number of (772) 617-4340.”

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

Item 5 of the Schedule TO is hereby amended and supplemented to include the information set forth in the Offer to Purchase under “Special Factors—Section 1. Background of the Tender Offer; Past Contacts; Negotiations and Transactions,” which information, as amended and supplemented below, is incorporated herein by reference. The information set forth in the Offer to Purchase under “Special Factors—Section 1. Background of the Tender Offer; Past Contacts; Negotiations and Transactions,” is hereby amended and supplemented to add the following after the last paragraph therein:

“ACM, the external manager of JAVELIN and an affiliate of JAVELIN, also manages ARMOUR's day-to-day operations, subject to the direction and oversight of the ARMOUR board of directors pursuant to a Management Agreement dated as of November 6, 2009 (as amended and restated, the “ARMOUR Management Agreement”).  The ARMOUR Management Agreement runs through June 18, 2022 and is thereafter automatically renewed for an additional five-year term unless terminated under certain circumstances. Either party must provide 180 days prior written notice of any such termination.

Pursuant to the ARMOUR Management Agreement, ACM is entitled to receive a management fee payable monthly in arrears. Currently, the monthly management fee is 1/12th of the sum of (a) 1.5% of gross equity raised up to $1.0 billion plus (b) 0.75% of gross equity raised in excess of $1.0 billion. The cost of repurchased stock and any dividend representing a return of capital for tax purposes will reduce the amount of gross equity raised used to calculate the monthly management fee. The ACM monthly management fee is not calculated based on the performance of ARMOUR's assets. ARMOUR is also responsible for any costs and expenses that ACM incurred solely on behalf of ARMOUR other than the various overhead expenses specified in the terms of the ARMOUR Management Agreement. ACM is further entitled to receive a termination fee from ARMOUR under certain circumstances. ARMOUR's total management fee expense for the year ended December 31, 2015, was $27,292,000 compared to $27,857,000 for the year ended December 31, 2014.

ARMOUR is required to take actions as may be reasonably required to permit and enable ACM to carry out its duties and obligations. ARMOUR is also responsible for any costs and expenses that ACM incurred solely on ARMOUR’s behalf other than the various overhead expenses specified in the terms of the ARMOUR Management Agreement.

As compensation for their service on the board of directors of ARMOUR, Messrs. Staton, Bell, Guba, Hain, Paperin and Hollihan, who are also directors of JAVELIN, receive an annual board fee from ARMOUR. During 2014 and 2015, ARMOUR paid each of these directors an annual fee of $132,000; 50%, or $66,000 of this fee, was payable in cash and 50%, or $66,000 of this fee, was payable in common stock, cash or a combination of stock and cash at the option of the director. In 2014 and 2015, ARMOUR paid Mr. Guba, ARMOUR’s lead independent director, an annual fee of $35,000 for the additional board responsibilities associated with the role and paid Mr. Hollihan as ARMOUR’s Compensation Committee chairman and Mr. Hain as ARMOUR’s Nominating and Corporate Governance Committee chairman an annual fee of $25,000 each for the additional board responsibilities associated with the roles. ARMOUR also paid an annual fee of $35,000 to Mr. Staton as ARMOUR’s non-executive chairman and to Mr. Paperin as ARMOUR’s Audit Committee chairman in 2014 and 2015.

Messrs. Ulm, Zimmer, Mountain and Gruber serve as executive officers of ARMOUR as well as executive officers of JAVELIN. In 2014 and 2015, ARMOUR did not have any employees whom it compensated directly with salaries or other cash compensation. The compensation received by Messrs. Ulm, Zimmer, Mountain and Gruber in 2014 and 2015 was derived from the management fees noted above, which ARMOUR pays to ACM.”

Item 5 of the Schedule TO is hereby amended and supplemented to include the information set forth in the Offer to Purchase under “Special Factors – Section 6. Summary of the Merger Agreement and Other Agreements,” which information, as amended and restated below, is incorporated herein by reference. The information set forth in the Offer to Purchase under “Special Factors – Section 6. Summary of the Merger Agreement and Other Agreements” in the second full paragraph therein is hereby amended and restated in its entirety to read as follows:

“The Merger Agreement contains representations and warranties and covenants by the parties.  The representations and warranties were made as of specific dates, may be subject to assumed knowledge by the parties of facts that are not included in the representations and warranties and may have been made for the purpose of allocating between the parties the risk that certain conditions will not exist. Also, the parties have the right to waive some or most of the covenants in the Merger Agreement.”

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 6 of the Schedule TO is hereby amended and supplemented to include the information set forth in the Offer to Purchase under “Special Factors—Section 1. Background of the Tender Offer; Past Contacts; Negotiations and Transactions,” which information, as amended and supplemented above in Item 5. Past Contacts, Transactions, Negotiations and Agreements, to the Schedule TO, is incorporated herein by reference.

Item 6 of the Schedule TO is hereby amended and supplemented to include the information set forth in the Offer to Purchase under “Special Factors—Section 6. Summary of the Merger Agreement and Other Agreements” in the second full paragraph therein, as amended above under Item 5. Past Contacts, Transactions, Negotiations and Agreements, to the Schedule TO, and is incorporated herein by reference.

Item 6 of the Schedule TO is hereby amended and supplemented to include the information set forth in the Offer to Purchase under “Special Factors—Section 2. Purposes of the Tender Offer and the Merger; Plans for JAVELIN after the Merger,” which information, as amended and restated below, is incorporated herein by reference. The information set forth in the Offer to Purchase under “Special Factors—Section 2. Purposes of the Tender Offer and the Merger; Plans for JAVELIN after the Merger,” is hereby amended and supplemented by adding the following paragraph after the first paragraph therein:

“Reasons for the Tender Offer and the Merger.  ARMOUR believes that the Tender Offer and Merger is the most appropriate structure to achieve the above-stated purposes because the federal securities laws, the rules of the New York Stock Exchange and Section 3-106 of the MGCL with respect to a Tender Offer and Merger will allow ARMOUR to acquire 100% of the shares of JAVELIN Common Stock in a more efficient and timely manner than alternative structures, such as a long-form merger under the MGCL without the benefit of an upfront tender offer. The ability of ARMOUR to expeditiously execute the Tender Offer and Merger together will likely reduce the window of uncertainty that ARMOUR faces regarding the continued volatility in the per share market price of JAVELIN’s Common Stock and the mortgage REIT market in general, which could result in further declines in JAVELIN’s book value over time. Such risks could make an acquisition of JAVELIN by ARMOUR less attractive to both ARMOUR and JAVELIN, and to their stockholders, if the parties were to proceed with an alternative structure under a longer time horizon. Also the risk of further declines in JAVELIN’s book value over time based upon the continued volatility in the per share market price of JAVELIN’s Common Stock and the mortgage REIT market in general were the reasons for ARMOUR to undertake the Tender Offer and Merger at this time.”

Item 6 of the Schedule TO is hereby amended and supplemented to include the information set forth in the Offer to Purchase under “Special Factors—Section 5. Effects of the Tender Offer and the Merger,” which information, as amended and restated below, is incorporated herein by reference. The information set forth in the Offer to Purchase under “Special Factors—Section 5. Effects of the Tender Offer and the Merger,” is hereby amended and supplemented by adding the following paragraph after the full paragraph therein:

“Assuming the Merger is consummated, 100% of the outstanding shares of the common stock of the surviving entity, JAVELIN, will be directly owned by ARMOUR. ARMOUR and its stockholders will be the beneficiaries of JAVELIN’s future earnings and growth, if any. ARMOUR, acting as the sole stockholder, will be entitled to vote on corporate matters affecting JAVELIN following the Merger. Similarly, ARMOUR and its stockholders will also bear the risks of ARMOUR’s investment in JAVELIN, including the risks of any decrease in the earnings or value of JAVELIN and any operational and other risks experienced by JAVELIN after the Merger. None of Messrs. Ulm, Zimmer, Mountain, Gruber, Staton, Bell, Hollihan, Guba, Hain and Paperin (the “Individual JAVELIN Affiliates”), nor any unaffiliated stockholders of JAVELIN will have any direct interest in JAVELIN’s net book value or net earnings after the Merger is completed. The table below sets forth the direct and indirect interests in JAVELIN’s net book value and net earnings of each of ARMOUR, Acquisition and the Individual JAVELIN Affiliates prior to and immediately after the Merger, for the periods presented, expressed in terms of dollar values and percentages. As of 5:00 P.M., New York City time, on March 18, 2016, the Calculation Date, JAVELIN’s BVPS was $8.25, representing an aggregate book value of approximately $97,900,000, and its net (loss) for 2015 was $(290,000).

	Beneficial Ownership in JAVELIN Prior to the Merger				Beneficial Ownership in JAVELIN After the Merger
	Net Book Value				Net Book Value
	March 18, 2016, Calculation Date		2015 Net (Loss)		March 18, 2016, Calculation Date		2015 Net (Loss)
Name	$ in thousands	%	$ in thousands	%	$ in thousands	%	$ in thousands	%
ARMOUR Residential REIT, Inc.	—	—	—	—	97,900,205	100	(290,000)	100
JMI Acquisition Corporation(1)	—	—	—	—	97,900,205	100	(290,000)	100
Scott J. Ulm	515,831	0.53	(1,528)	0.53	—	—	—	—
Jeffrey J. Zimmer	765,394	0.78	(2,267)	0.78	—	—	—	—
James R. Mountain	33,000	0.03	(98)	0.03	—	—	—	—
Mark Gruber	—	—	—	—	—	—	—	—
Daniel C. Staton	1,234,728	1.26	(3,658)	1.26	—	—	—	—
Marc H. Bell	1,069,307	1.09	(3,168)	1.09	—	—	—	—
Thomas K. Guba	60,266	0.06	(179)	0.06	—	—	—	—
Robert. C. Hain	30,434	0.03	(90)	0.03	—	—	—	—
John P. Hollihan, III	45,664	0.04	(135)	0.05	—	—	—	—
Stewart J. Paperin	45,664	0.04	(135)	0.05	—	—	—	—

(1)	Upon consummation of the Merger, JMI Acquisition Corporation will merge with and into JAVELIN, with JAVELIN becoming the surviving company and a wholly-owned subsidiary of ARMOUR.”

Item 8. Interest in Securities of the Subject Company.

Item 8of the Schedule TO is hereby amended and supplemented to include the information set forth in the Offer to Purchase under “The Tender Offer—Section 10. Information about Acquisition and ARMOUR,” which information, as amended and restated below, is incorporated herein by reference. The information set forth in the Offer to Purchase under “The Tender Offer—Section 10. Information about Acquisition and ARMOUR” is hereby amended and supplemented by adding the following after the last full paragraph therein:

“The table below sets forth the number of shares of JAVELIN Common Stock held by the affiliates of JAVELIN as of March 4, 2016 and their percentage ownership.

Name of Affiliate	Number of Shares		Percentage of Outstanding Shares (%)
A ARMOUR Residential REIT, Inc.	0		0
JMI Acquisition Corporation	0		0
Scott J. Ulm	62,525		*
Jeffrey J. Zimmer	92,775		*
James R. Mountain	4,000		*
Mark Gruber	0		0
Daniel C. Staton	149,664	(1)	1.3
Marc H. Bell	129,613		1.1
Thomas K. Guba	7,305		*
Robert C. Hain	3,689	(2)	*
John P. Hollihan, III	5,535		*
Stewart J. Paperin	5,535	(3)	*

*	Less than 1%
(1)

Represents JAVELIN Common Stock held by DM Staton Family Limited Partnership. These shares of JAVELIN Common Stock are pledged as security for a line of credit with Credit Suisse. Mr. Staton is a general partner and a limited partner of DM Staton Family Limited Partnership. Mr. Staton has a pecuniary interest in the shares of JAVELIN Common Stock held by DM Staton Family Limited Partnership.

(2)

Represents JAVELIN Common Stock held by the RCH Guernsey Trust with HW Trust Company Limited acting as the trustee of the Trust. Mr. Hain is deemed to beneficially own the shares of JAVELIN Common Stock held by the RCH Guernsey Trust and has a pecuniary interest in the shares of JAVELIN Common Stock held therein.

(3)	Represents JAVELIN Common Stock held by the Stewart J. Paperin Family Trust. Mr. Paperin is deemed to beneficially own the shares of JAVELIN Common Stock held therein.”

Item 11 of the Schedule TO is hereby amended and supplemented to include the information set forth in the Offer to Purchase under “Special Factors—Section 1. Background of the Tender Offer; Past Contacts; Negotiations and Transactions,” which information, as amended and supplemented above in Item 5. Past Contacts, Transactions, Negotiations and Agreements, to the Schedule TO, is incorporated herein by reference.

Amendments to Item 13. Information Required by Schedule 13E-3:

Schedule 13E-3, Item 2. Subject Company Information.

Item 2 of the Schedule 13E-3 is hereby amended and supplemented to include the information set forth in the Offer to Purchase under “The Tender Offer—Section 7. Price Range of Shares; Dividends,” as amended above under Item 2. Subject Company Information, to the Schedule TO, and is incorporated herein by reference.

Schedule 13E-3, Item 5. Past Contracts, Transactions, Negotiations and Agreements.

Item 5 of the Schedule 13E-3 is hereby amended and supplemented to include the information set forth in the Offer to Purchase under “Special Factors—Section 1. Background of the Tender Offer; Past Contacts; Negotiations and Transactions,” which information, as amended and supplemented above in Item 5. Past Contacts, Transactions, Negotiations and Agreements, to the Schedule TO, is incorporated herein by reference.

Item 5 of the Schedule 13E-3 is hereby amended and supplemented to include the information set forth in the Offer to Purchase under “Special Factors—Section 6. Summary of the Merger Agreement and Other Agreements” in the second full paragraph therein, as amended above under Item 5. Past Contacts, Transactions, Negotiations and Agreements, to the Schedule TO, and is incorporated herein by reference.

Schedule 13E-3, Item 6. Purposes of the Transaction and Plans or Proposals.

Item 6 of the Schedule 13E-3 is hereby amended and supplemented to include the information set forth in the Offer to Purchase under “Special Factors—Section 2. Purposes of the Tender Offer and the Merger; Plans for JAVELIN after the Merger,” as amended and supplemented above under Item 6. Purposes of the Transaction and Plans or Proposals, to the Schedule TO, and is incorporated herein by reference.

Item 6 of the Schedule 13E-3 is hereby further amended and supplemented to include the information set forth in the Offer to Purchase under “Special Factors—Section 5. Effects of the Tender Offer and the Merger,” as amended and supplemented above under Item 6. Purposes of the Transaction and Plans or Proposals, to the Schedule TO, and is incorporated herein by reference.

Schedule 13E-3, Item 7. Purposes, Alternatives, Reasons and Effects.

Item 7 of the Schedule 13E-3 is hereby amended and supplemented to include the information set forth in the Offer to Purchase under “Special Factors—Section 1. Background of the Tender Offer; Past Contacts; Negotiations and Transactions,” which information, as amended and supplemented above in Item 5. Past Contacts, Transactions, Negotiations and Agreements, to the Schedule TO, is incorporated herein by reference.

Item 7 of the Schedule 13E-3 is hereby amended and supplemented to include the information set forth in the Offer to Purchase under “Special Factors—Section 2. Purposes of the Tender Offer and the Merger; Plans for JAVELIN after the Merger,” as amended and supplemented above under Item 6. Purposes of the Transaction and Plans or Proposals, to the Schedule TO, and is incorporated herein by reference.

Item 7 of the Schedule 13E-3 is hereby further amended and supplemented to include the information set forth in the Offer to Purchase under “Special Factors—Section 5. Effects of the Tender Offer and the Merger,” as amended and supplemented above under Item 6. Purposes of the Transaction and Plans or Proposals, to the Schedule TO, and is incorporated herein by reference.

Item 7 of the Schedule 13E-3 is hereby further amended and supplemented to include the information set forth in the Offer to Purchase under “Special Factors—Section 4. Position of ARMOUR regarding Fairness of the Tender Offer and the Merger to JAVELIN Stockholders,” which information, as amended and restated below, is incorporated herein by reference. The information set forth in the Offer to Purchase under “Special Factors—Section 4. Position of ARMOUR regarding Fairness of the Tender Offer and the Merger to JAVELIN Stockholders,” is hereby amended and restated in its entirety to read as follows:

“ARMOUR’s principal interest in the Tender Offer and the Merger is to acquire 100% ownership of JAVELIN on terms that make it in ARMOUR’s best interest to do so. The views of the Special Committee and JAVELIN’s Board of Directors about the Tender Offer was set forth in a Schedule 14D-9, as amended from time to time, that JAVELIN filed with the SEC and distributed to JAVELIN’s stockholders. However, the board of directors of ARMOUR, Acquisition, and Messrs. Ulm, Zimmer, Mountain, Gruber, Staton, Bell, Hollihan, Guba, Hain and Paperin believe the transactions contemplated by the Merger Agreement (i.e., the Tender Offer and the Merger) are fair to JAVELIN’s unaffiliated security holders. The beliefs of ARMOUR regarding fairness of the Tender Offer also are the beliefs of Acquisition, and Messrs. Ulm, Zimmer, Mountain, Gruber, Staton, Bell, Hollihan, Guba, Hain and Paperin. The principal reason for this belief is that, based on the BVPS of $8.25 as of 5:00 P.M., New York City time, on the Calculation Date, the resulting Tender Offer Price of $7.18 per share would result in:

•

A 19.7% premium over the last reported sale price of JAVELIN Common Stock on March 1, 2016 (the last trading day before the public announcement of ARMOUR’s proposal to acquire the JAVELIN shares at the Tender Offer Price);

•

A 24.8% premium over the weighted average trading price of JAVELIN shares during the 30 trading days ended on March 1, 2016; and

•

A 10.0% premium over ARMOUR’s estimate of JAVELIN’s liquidation value, which is less than 80% of book value based on anticipated costs to terminate financing, hedging and management agreements, expenses of winding down operations, and losses on an immediate liquidation of assets. ARMOUR also believes that a liquidation in the face of current market volatility would pose substantial risks to JAVELIN stockholders’ ability to realize this amount.

As described above, net book value, current market prices, historical market prices and liquidation value were factors in determining the fairness of the Tender Offer and Merger to JAVELIN’s unaffiliated security holders, and these factors were all assigned the same weight. Additionally, ARMOUR did not review a going concern value for the Common Stock in determining the fairness of the Tender Offer and Merger to JAVELIN’s unaffiliated security holders. “Going concern value” refers to the value of an operating business that would be greater than the sum of its assets were they sold separately because it includes intangibles such as goodwill and operating efficiencies. ARMOUR did not believe it appropriate to consider any incremental value for JAVELIN as a going concern because ARMOUR will continue to operate JAVELIN’s business following completion of the Tender Offer and Merger.

Other reasons ARMOUR, Acquisition, and Messrs. Ulm, Zimmer, Mountain, Gruber, Staton, Bell, Hollihan, Guba, Hain and Paperin believe the transactions contemplated by the Merger Agreement are fair to JAVELIN’s unaffiliated security holders include:

•

In order to maximize value to JAVELIN’s stockholders, before entering into the Merger Agreement the Special Committee instructed JMP to perform a market check process through soliciting indications of interest from prospective buyers with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving JAVELIN, or a tender offer for greater than (50%) percent of the total number of shares of Common Stock or a majority or more of its and its subsidiaries' assets on a consolidated basis.  That market check expired, and insofar as we or ARMOUR is aware, that effort has not resulted in a proposal for a transaction that the Special Committee determined would be more beneficial to the holders of JAVELIN’s Common Stock than the Tender Offer and the Merger, taking into account all material legal, financial and regulatory aspects of the proposed transaction (including the consideration per share to be received by JAVELIN’s stockholders).

•

Because JAVELIN is a real estate investment trust (a “REIT”), it is required to distribute to its stockholders each year at least 90% of its REIT taxable income.  This requirement limits JAVELIN’s ability to grow its capital base through retained earnings.  Therefore, the only way JAVELIN can expand significantly is by borrowing or by issuing additional equity, which is governed by market conditions and other external factors. Under current market conditions, equity issuances would significantly dilute current stockholders. These conditions can limit JAVELIN’s ability to take advantage of investment opportunities and may prevent the market price of JAVELIN’s Common Stock from reflecting significant possible benefits of potential growth.  If ARMOUR owns 100% of JAVELIN, ARMOUR can directly infuse capital into JAVELIN, and therefore enable it to take advantage of a wider range of investment opportunities.

•

Agency securities account for 100% of ARMOUR's securities portfolio, and as a result, ARMOUR believes it can efficiently integrate JAVELIN’s agency securities into its current securities portfolio or alternatively, efficiently maintain a separate portfolio for JAVELIN’s agency securities. Also, JAVELIN has asset capabilities arising from its tools and techniques, including third-party licensed cash flow models and related proprietary methods, which ARMOUR does not have, to evaluate and monitor certain classes of non-agency securities. ARMOUR believes that it can utilize such tools and techniques to efficiently support JAVELIN’s non-agency securities, and possibly use such tools and techniques to support the expansion of ARMOUR’s current investment portfolio into non-agency securities. These expectations of ARMOUR are additional factors that led ARMOUR to offer a premium above the market value of JAVELIN’s common stock and such premium supported the determination of each of ARMOUR, Acquisition, and and Messrs. Ulm, Zimmer, Mountain, Gruber, Staton, Bell, Hollihan, Guba, Hain and Paperin that the transactions contemplated by the Merger Agreement are fair to JAVELIN unaffiliated security holders.

•

We will not purchase any of the shares that are tendered, and there will be no Merger, unless the number of shares that are properly tendered and not withdrawn by the Expiration Time greater than fifty percent (50%) of the total number of outstanding shares of Common Stock which are not owned immediately before the Expiration Time by ARMOUR, or any of its subsidiaries, or any officers or directors of ARMOUR, or JAVELIN.  Therefore, we will not be purchasing JAVELIN stock as a result of the Tender Offer, and there will be no Merger, unless holders of greater than fifty percent (50%) of the JAVELIN stockholders, subject to the above, tender their shares in response to the Tender Offer.

•

The JAVELIN Board of Directors formed a Special Committee consisting of the JAVELIN director who is not employed by or otherwise affiliated with ARMOUR, ACM or any of their respective subsidiaries to, among other things, evaluate and negotiate the transaction ARMOUR proposed.  That Special Committee engaged JMP to act as its financial advisor.  JMP rendered an opinion to the Special Committee that, as of the date of its opinion (March 1, 2016), and based upon and subject to assumptions, procedures, factors, qualifications and limitations set forth in the letter containing that opinion, the Tender Offer Price to be paid to holders of Common Stock was fair, from a financial point of view, to such holders. The Schedule 14D-9 to be filed by JAVELIN will contain a detailed discussion of the procedures and analyses performed by JMP in reaching its opinion and the full text of JMP’s opinion letter will be attached to the Schedule 14D-9.

•

The Merger Agreement and the transactions contemplated by it were unanimously approved by JAVELIN’s Board of Directors based upon a recommendation of the Special Committee, which consists entirely of the JAVELIN director who is not employed by or otherwise affiliated with ARMOUR or ACM or any of their respective subsidiaries.

Previous purchases of JAVELIN’s Common Stock by Messrs. Ulm, Zimmer, Mountain, Staton, and Bell were not relevant to the above analysis because JAVELIN’s executive officers analyzed the current market price and downward trends of the JAVELIN Common Stock. ARMOUR, Acquisition and Messrs. Gruber, Guba, Hollihan, Paperin and Hain did not make previous purchase of JAVELIN’s Common Stock.

The board of directors and executive officers of ARMOUR determined the Tender Offer Price based on their view that ARMOUR could offer a purchase price per share that would be a significant premium to the current market price of JAVELIN’s Common Stock and the highest price that ARMOUR believes JAVELIN stockholders would receive in the event of a liquidation of JAVELIN, and determined, taking into account the advice of Lazard, the Tender Offer Price was an attractive price after extensive discussions and analysis of the valuation of JAVELIN. Also, Lazard delivered to the board of directors of ARMOUR an opinion that as of March 1, 2016, and based on and subject to the assumptions, procedures, factors, qualifications and limitations set forth in its opinion, the consideration to be paid by ARMOUR in the Tender Offer was fair, from a financial point of view, to ARMOUR. The Tender Offer Price was unanimously approved by the full board of directors of ARMOUR. For additional information regarding the background of the Tender Offer, the negotiation of the Tender Offer Price, and the approval of the Tender Offer and Merger by the board of directors of ARMOUR and the board of directors of JAVELIN, upon the recommendation of the Special Committee, see Special Factors—Item 1 Background of the Tender Offer; Past Contracts, Negotiations and Transactions.

Accordingly, the Tender Offer Price we will pay for JAVELIN shares we purchase through the Tender Offer exceeds (a) the last reported sale price of JAVELIN Common Stock on March 1, 2016 (the last trading day before the public announcement of ARMOUR's proposal to acquire the JAVELIN shares for the Tender Offer Price), (b) the weighted average trading price of JAVELIN shares during the thirty trading days ended on March 1, 2016 and (c) ARMOUR’s estimate of JAVELIN’s liquidation value. ARMOUR and we did not give material weight to the historical prices of JAVELIN’s Common Stock in analyzing the fairness of the Tender Offer to unaffiliated stockholders of JAVELIN, because the price of JAVELIN Common Stock is significantly affected by the dividends it pays (which totaled $1.80 per share in 2014 and $1.17 per share in 2015) and the effect of those dividends in reducing the net book value of JAVELIN.  However, ARMOUR and we were aware that the Tender Offer Price exceeded the highest price at which JAVELIN Common Stock had traded since the first quarter of 2015.

Although the transactions contemplated by the Merger Agreement do not require the approval of at least a majority of JAVELIN’s unaffiliated security holders, the Tender Offer and Merger will not be completed unless the Minimum Condition is satisfied. Based on 11,866,691 shares of Common Stock outstanding as of March 21, 2016, 5,692,662 shares of Common Stock must be tendered and not withdrawn in response to the Tender Offer to satisfy the Minimum Condition.

The majority of the non-employee directors of JAVELIN did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Tender Offer and the Merger or preparing a report concerning the fairness of the Tender Offer and the Merger. However, the JAVELIN Board did create an independent special committee of the JAVELIN Board consisting of the sole director who is not employed by or otherwise affiliated with ARMOUR, ACM, or any of their respective subsidiaries. The Special Committee engaged JMP as a financial advisor to the Special Committee in connection with the Special Committee’s evaluation and consideration of the ARMOUR acquisition proposal and other strategic alternatives. The Tender Offer and Merger were unanimously approved by the full JAVELIN Board upon the recommendation of the Special Committee, which included the approval of the majority of the non-employee directors of JAVELIN. Despite the lack of the approval of at least a majority of JAVELIN’s unaffiliated security holders and the retention of an unaffiliated representative to act solely on behalf of unaffiliated security holders, ARMOUR, Acquisition and Messrs. Ulm, Zimmer, Mountain, Gruber, Staton, Bell, Hollihan, Guba, Hain and Paperin each believe the Minimum Condition and creation of the Special Committee by the JAVELIN Board are sufficient safeguards for JAVELIN’s unaffiliated security holders. These safeguards form the basis for their belief as to the fairness of the Tender Offer and Merger to JAVELIN’s unaffiliated security holders.”

Schedule 13E-3, Item 8. Fairness of the Transaction.

Item 8 of the Schedule 13E-3 is hereby amended and supplemented to include the information set forth in the Offer to Purchase under “Special Factors—Section 4. Position of ARMOUR regarding Fairness of the Tender Offer and the Merger to JAVELIN Stockholders,” as amended above under Item 13—Information Required by Schedule 13E-3—Item 7. Purposes, Alternatives, Reasons and Effects, to the Schedule TO, and is incorporated herein by reference.

Item 8 of the Schedule 13E-3 is hereby further amended and supplemented to include the information set forth in the Offer to Purchase under “Summary Term Sheet—What is the Minimum Condition,” which information, as amended and restated below, is incorporated herein by reference. The information set forth in the Offer to Purchase under “Summary Term Sheet—What is the Minimum Condition,” in the full paragraph therein, is hereby amended and restated in its entirety to read as follows:

“One of the conditions to our purchasing the shares that are tendered in response to the Tender Offer is that the number of shares that are properly tendered and not withdrawn be greater than fifty percent (50%) of the total number of outstanding shares of Common Stock which are not owned immediately before the Expiration Time by ARMOUR, any of its subsidiaries or any officers or directors of ARMOUR, or JAVELIN (the “Minimum Condition”). Based on 11,866,691 shares of Common Stock outstanding as of March 21, 2016, 5,692,662 shares of Common Stock must be tendered and not withdrawn in response to the Tender Offer to satisfy the Minimum Condition. As of March 21, 2016, ARMOUR, its subsidiaries and officers and directors of ARMOUR, and JAVELIN in the aggregate own 481,369 shares of Common Stock. None of JAVELIN, ARMOUR or we can waive the Minimum Condition. Therefore, unless the Minimum Condition is satisfied, we will not accept or purchase any of the JAVELIN shares that are tendered in response to the Tender Offer.  If we do not purchase those shares, the Merger will not take place.”

Schedule 13E-3, Item 9. Reports, Opinions, Appraisals and Negotiations.

Item 9 of the Schedule 13E-3 is hereby further amended and supplemented to include the information set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by JAVELIN with the Securities and Exchange Commission on March 8, 2016 (as amended or supplemented from time to time, the “JAVELIN Schedule 14D-9”) under “Item 4. The Solicitation or Recommendation—Background of the Offer and Merger,” “Item 4. The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor,” “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and “Annex I—Opinion of JMP Securities LLC,” and is incorporated into this Schedule 13E-3 by reference.

Item 9 of the Schedule 13E-3 is hereby further amended and supplemented to include the following statement therein: Copies of the Opinion of JMP Securities LLC dated March 1, 2016 referenced in this Item 9 will be made available for inspection and copying at JAVELIN’s principal executive offices located at 3001 Ocean Drive, Suite 201, Vero Beach, Florida 32963, during regular business hours by any stockholder of JAVELIN or representative of any such stockholder who has been so designated in writing.

Item 9 of the Schedule 13E-3 is hereby further amended and supplemented to read as follows:

Opinion of ARMOUR’s Financial Adviser—Lazard Frères & Co. LLC

ARMOUR has retained Lazard to act as its financial advisor.  As part of this engagement, ARMOUR requested that Lazard evaluate the fairness, from a financial point of view, of the consideration (the “Consideration”) to be paid by ARMOUR to the holders of Common Stock (other than ARMOUR, Acquisition or any subsidiary of ARMOUR, Acquisition or JAVELIN) pursuant to the Merger Agreement in the Tender Offer and Merger (the Tender Offer and Merger being referred to together as the “Transaction”).  At a meeting of the board of directors of ARMOUR (the “ARMOUR Board”) held to evaluate the Transaction on March 1, 2016, Lazard rendered an oral opinion to the ARMOUR Board, subsequently confirmed in writing, to the effect that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in Lazard’s written opinion, the Consideration to be paid by ARMOUR in the Transaction was fair, from a financial point of view, to ARMOUR.

The full text of Lazard’s written opinion, dated March 1, 2016, which sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached as Exhibit (c)(2) to this Schedule 13E-3 and is incorporated herein by reference. The Lazard opinion is not intended to and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Common Stock in the Tender Offer or how such stockholder should act with respect to the Merger or any matter relating thereto.  We encourage you to read Lazard’s opinion carefully and in its entirety.

Lazard’s opinion was provided for the benefit of the ARMOUR Board and was rendered to the ARMOUR Board in connection with its evaluation, from a financial point of view, of the Consideration to be paid by ARMOUR in the Transaction and did not address any other aspects of the Transaction.

Lazard’s opinion was necessarily based on economic, monetary, market and other conditions, including the book value of the securities owned by JAVELIN, as in effect on, and the information made available to Lazard as of, the date of Lazard’s opinion.  Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of Lazard’s opinion.  In rendering its opinion, Lazard assumed, with the consent of ARMOUR, that the book value per share of Common Stock (“BVPS”) as of 5:00 P.M. New York City time on the date that is ten business days prior to the expiration of the Tender Offer will not deviate from the BVPS as of 5:00 P.M. New York City time on the date of Lazard’s opinion in any respect that is material to Lazard’s analysis in connection with its opinion.  Lazard’s opinion did not express any opinion as to the prices at which shares of Common Stock or shares of common stock of ARMOUR may trade at any time subsequent to the announcement of the Transaction.

In connection with its engagement, Lazard was not authorized to, and did not, solicit indications of interest from third parties regarding a potential transaction with ARMOUR, and its opinion did not address the relative merits of the Transaction as compared to any other transaction or business strategy in which ARMOUR might engage or the merits of the underlying decision by ARMOUR to engage in the Transaction.

The following is a summary of Lazard’s opinion.  We encourage you to read Lazard’s written opinion carefully in its entirety.

In connection with its opinion, Lazard:

•

Reviewed the financial terms and conditions of a draft, dated February 29, 2016, of the Merger Agreement;

•

Reviewed certain publicly available historical business and financial information relating to JAVELIN;

•

Reviewed various financial forecasts and other data provided to Lazard by management of JAVELIN relating to the business of JAVELIN, as adjusted by management of ARMOUR to reflect synergies anticipated by the management of ARMOUR to be realized from the Transaction;

•

Held discussions with members of the senior management of JAVELIN and ARMOUR with respect to the business and prospects of JAVELIN, including discussions with management of ARMOUR with respect to the synergies anticipated by the management of ARMOUR to be realized from the Transaction;

•

Reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the business of JAVELIN;

•

Reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be comparable in certain respects to the business of JAVELIN;

•

Reviewed historical stock prices and trading volumes of the Common Stock; and

•

Conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information.  Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of JAVELIN (including the securities owned by JAVELIN) or concerning the solvency or fair value of JAVELIN, and Lazard was not furnished with any such valuation or appraisal.  Lazard relied, with ARMOUR’s consent, on the assessments of management of ARMOUR with respect to the book value of the securities owned by JAVELIN.  At the direction of ARMOUR, for purposes of Lazard’s analyses in connection with its opinion, Lazard utilized the financial forecasts with respect to JAVELIN as adjusted by management of ARMOUR to reflect synergies anticipated by the management of ARMOUR to be realized from the Transaction.  With respect to such financial forecasts, Lazard assumed, with the consent of ARMOUR, that they were reasonably prepared on bases reflecting the best then currently available estimates and judgments as to the future financial performance of JAVELIN and the synergies to be realized from the Transaction.  In addition, Lazard assumed, with the consent of ARMOUR, that such financial forecasts would be realized in the amounts and at the times contemplated thereby.  Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they are based.

In rendering its opinion, Lazard assumed, with the consent of ARMOUR, that the Transaction would be consummated on the terms described in the Merger Agreement, without any waiver or modification of any material terms or conditions.  Representatives of ARMOUR advised Lazard, and Lazard assumed, that the Merger Agreement, when executed, would conform to the draft reviewed by Lazard in all material respects.  Lazard also assumed, with the consent of ARMOUR, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction would not have an adverse effect on ARMOUR, JAVELIN or the Transaction.  Lazard did not express any opinion as to any tax or other consequences that might result from the Transaction, nor did Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that ARMOUR obtained such advice as it deemed necessary from qualified professionals.  Lazard expressed no view or opinion as to any terms or other aspects (other than the Consideration to the extent expressly specified in its opinion) of the Transaction, including, without limitation, the form or structure of the Transaction or any agreements or arrangements entered into in connection with, or contemplated by, the Transaction.  In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise.

Summary of Material Financial Analysis

The following is a brief summary of the material financial and comparative analyses that Lazard deemed to be appropriate for this type of transaction and that were reviewed with the ARMOUR Board in connection with rendering Lazard’s opinion.  The summary of Lazard’s financial analyses described below is not a complete description of the analyses underlying its opinion.  The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description.

In arriving at its opinion, Lazard did not draw, in isolation, conclusions from or with regard to any one factor or analysis considered by it.  Rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.  Considering selected portions of the analyses and reviews in the summary set forth below, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard’s opinion.

For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of ARMOUR and JAVELIN.  No company, business or transaction used in Lazard’s analyses and reviews as a comparison is identical to JAVELIN or the Transaction, and an evaluation of the results of those analyses and reviews is not entirely mathematical.  Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Lazard’s analyses and reviews.  The estimates contained in Lazard’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s analyses and reviews.  In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold.  Accordingly, the estimates used in, and the results derived from, Lazard’s analyses and reviews are inherently subject to substantial uncertainty.

The summary of the analyses and reviews provided below includes information presented in tabular format.  In order to fully understand Lazard’s analyses and reviews, the tables must be read together with the full text of each summary.  The tables alone do not constitute a complete description of Lazard’s analyses and reviews.  Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Lazard’s analyses and reviews.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 1, 2016 and is not necessarily indicative of current market conditions.

Discounted Cash Flow Analysis (Dividend Discount Model)

Lazard performed a discounted cash flow analysis (dividend discount model) of JAVELIN to calculate the estimated present value of the cash flows that JAVELIN was forecasted to generate from April 1, 2016 through March 31, 2019, in each case, based on projections provided by the management of JAVELIN relating to the business of JAVELIN, as adjusted by the management of ARMOUR to reflect synergies anticipated by the management of ARMOUR to be realized from the Transaction.  Lazard calculated estimated terminal values for JAVELIN by applying a range of book value multiples of 0.66x to 0.86x derived from the Selected Public Companies (as defined below under “Selected Publicly Traded Companies Analysis”) to JAVELIN’s estimated shareholder’s equity book value on March 31, 2019.  Lazard discounted the cash flows and terminal value to the present using discount rates ranging from 7.0% to 9.0%, based on an estimate of JAVELIN’s cost of equity capital.  Based upon the foregoing, Lazard’s analysis indicated an implied per-share equity value reference range for JAVELIN on a standalone basis of approximately $6.61 to $8.24 or 81.2% to 101.4% of the book value per share, based on JAVELIN’s shareholder’s equity book value as of February 25, 2016 (without adjustment for expenses beyond calculation date, estimated at $1 million pursuant to the Merger Agreement) provided by JAVELIN’s management.

Selected Publicly Traded Companies Analysis

Lazard reviewed and analyzed selected publicly traded companies (which we refer to in this section as the “Selected Public Companies”) in the residential mortgage real estate investment trust industry, whose operations Lazard deemed, based on its professional judgment and experience with companies in this industry, most relevant to consider in relation to JAVELIN for purposes of this analysis.  In performing these analyses, Lazard reviewed and analyzed certain financial information, implied multiples and market trading data relating to the Selected Public Companies and compared such information to the corresponding information for JAVELIN.

The Selected Public Companies included in this analysis were: Annaly Capital Management, American Capital Agency Corp., Invesco Mortgage Capital Inc., Two Harbors Investment Corp., Hatteras Financial Corp., Chimera Investment Corporation, Capstead Mortgage Corporation, New Residential Investment Corp., CYS Investments, Inc., ARMOUR, MFA Financial, Inc., New York Mortgage Trust, Inc., Anworth Mortgage Asset Corporation, Redwood Trust, Inc., American Capital Mortgage Investment Corp., Arlington Asset Investment Corp., Dynex Capital, Inc., Western Asset Mortgage Capital Corporation, Apollo Residential Mortgage, Inc., AG Mortgage Investment Trust, Inc., Five Oaks Investment Corp., Orchid Island Capital, Inc., Ellington Residential Mortgage REIT, ZAIS Financial Corp., and Cherry Hill Mortgage Investment Corporation.

Although none of the aforementioned Selected Public Companies is directly comparable to JAVELIN, the companies included are publicly traded companies with operations and/or other criteria, such as lines of business, markets and business risks, which Lazard considered relevant for purposes of this analysis.

Based on public information, Lazard reviewed, among other things, the share price as of February 29, 2016 of each Selected Public Company as a multiple of the book value of such Selected Public Company’s shareholder equity as of the end of the most recent fiscal quarter.

Lazard calculated the following multiples for the Selected Public Companies:

Price/Book Value MRQ
Maximum	0.97x
Median	0.76x
Mean	0.76x
Minimum	0.47x

Based on an analysis of the multiples summarized above, and Lazard’s professional judgment, Lazard applied a median book value multiple of 0.76x ± 0.1x to JAVELIN’s estimated shareholder’s equity book value per share as of February 25, 2016 (without adjustment for expenses beyond calculation date, estimated at $1 million pursuant to the Merger Agreement) provided by JAVELIN’s management.  Based on the foregoing, Lazard’s analysis indicated an implied per-share equity value reference range for JAVELIN on a standalone basis of approximately $5.38 to $7.01 or 66.2% to 86.2% of the book value per share, based on JAVELIN’s shareholder’s equity book value as of February 25, 2016 (without adjustment for expenses beyond calculation date, estimated at $1 million pursuant to the Merger Agreement) provided by JAVELIN’s management.

Other Factors

Lazard also reviewed and considered other factors, that were not considered part of its financial analyses in connection with rendering its advice, but were referenced for informational purposes, including, among other things, JAVELIN’s book value per share of $8.13 based on JAVELIN’s shareholder’s equity book value as of February 25, 2016 (without adjustment for expenses beyond calculation date, estimated at $1 million pursuant to the Merger Agreement) provided by JAVELIN’s management, as part of a market value/net asset value analysis.  Lazard also reviewed and analyzed, as part of a precedent transaction analysis, the merger and acquisition transaction between Apollo Commercial Real Estate Finance, Inc. and Apollo Residential Mortgage, Inc., which was announced on February 26, 2016 and involved companies in the mortgage real estate investment trust industry.  Lazard also reviewed the historical ratio of the trading share price to the reported book value per share for JAVELIN over the 52-week period ending on February 26, 2016, as part of a historical high/low tangible book value per share multiple analysis.  In addition, Lazard considered the analyst price targets for JAVELIN on a standalone basis.

Miscellaneous

In connection with Lazard’s services as financial adviser to ARMOUR in connection with the Transaction, ARMOUR has agreed to pay Lazard a transaction fee, a portion of which was payable upon the rendering of Lazard’s opinion and a portion of which is contingent upon the closing of the Transaction.  ARMOUR also agreed to reimburse Lazard for certain expenses incurred in connection with Lazard’s engagement and to indemnify Lazard and certain related persons under certain circumstances against certain liabilities that may arise from or relate to Lazard’s engagement.

In the ordinary course of their respective businesses, Lazard and its affiliates and employees may trade securities of ARMOUR, JAVELIN and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of ARMOUR, JAVELIN and certain of their respective affiliates and receive compensation therefor.  The issuance of Lazard’s opinion was approved by the opinion committee of Lazard.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services.  Lazard was selected to act as a financial adviser to ARMOUR because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions, as well as its familiarity with the business of ARMOUR and JAVELIN.

The opinion and analyses of Lazard were only one of many factors taken into consideration by the ARMOUR Board in its evaluation of the Transaction.  Consequently, the analyses described above should not be viewed as determinative of the views of the ARMOUR Board or ARMOUR management with respect to the Consideration or as to whether the ARMOUR Board would have been willing to determine that a different consideration was fair.  The Consideration was determined through arm’s-length negotiations between ARMOUR and its advisors, on the one hand, and the Special Committee of JAVELIN and its advisors, on the other hand, and was approved by the ARMOUR Board.  Lazard provided advice to the ARMOUR Board and ARMOUR management during these negotiations.  Lazard did not, however, recommend any specific amount of consideration to the ARMOUR Board or ARMOUR management or that any specific amount of consideration constituted the only appropriate consideration in the Transaction for ARMOUR.”

Schedule 13E-3, Item 12.  The Solicitation or Recommendation.

Item 12 of Schedule 13E-3 is hereby amended and restated by adding the following:

“Messrs. Ulm, Zimmer, Mountain, Gruber, Staton, Bell, Hollihan, Guba, Hain and Paperin each intend to tender their shares of JAVELIN Common Stock in the tender offer. ARMOUR and Acquisition do not own any shares of JAVELIN Common Stock.”

Schedule 13E-3, Item 13.  Financial Statements.

Item 13 of Schedule 13E-3 is hereby amended and restated by adding the following:

(c)

Summary Information.

Set forth below is certain summary financial information relating to JAVELIN. This financial information has been excerpted or derived from the audited financial statements and the related notes filed as part of JAVELIN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”). More comprehensive financial information (including management’s discussion and analysis of financial condition and results of operations) is included in the Form 10-K and other documents filed by JAVELIN with the SEC, and the following summary is qualified in its entirety by reference to such filing and other documents and all of the financial information and notes contained therein. The financial statements included as Item 8 of the Form 10-K are incorporated herein by reference. Copies of such reports and other documents may be examined at or obtained from the SEC or obtained from JAVELIN.

The following table sets forth summary historical consolidated financial data for JAVELIN as of and for each of the fiscal years ended December 31, 2015 and 2014.

Selected Consolidated Financial Data

(dollars in thousands, except per share data)

Balance Sheet Data	December 31, 2015	December 31, 2014
Agency Securities, available for sale	$611,259	$1,075,521
Non-Agency Securities, trading	$234,800	$158,931
Linked Transactions, net, at fair value	$-	$2,532
Total Assets	$874,284	$1,280,901
Repurchase agreements	$751,924	$1,134,387
Total Stockholders’ Equity	$112,350	$139,608
Common Shares Outstanding	11,866	11,985
Stockholders’ Equity per Share	$9.47	$11.65

		For the Years Ended
Statement of Operations Data		December 31, 2015		December 31, 2014
Interest Income:	$		$
Agency Securities, net of amortization of premium		$19,467		$30,541
Non-Agency Securities, including discount accretion		$12,378		$9,782
Interest expense		$(6,457)		$(6,635)
Net Interest Income		$25,388		$33,688
Total Other Income (Loss)		$(18,585)		$(48,314)
Total Expenses		$(7,093)		$(7,133)
Income tax expense		$-		$-
Net Income (Loss)		$(290)		$(21,759)
Income (Loss) per share		$(0.02)		$(1.81)
Weighted average common shares outstanding		11,943		12,000

Schedule 13E-3, Item 14. Persons/Assets Retained, Employed, Compensated or Used.

Item 14 of the Schedule 13E-3 is hereby amended and supplemented to include the information set forth in the Offer to Purchase under “Special Factors—Section 2. Purposes of the Tender Offer and the Merger; Plans for JAVELIN after the Merger,” as amended and supplemented above under Item 6. Purposes of the Transaction and Plans or Proposals, to the Schedule TO, and is incorporated herein by reference.

Schedule 13E-3, Item 16. Exhibits.

Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Exhibit Description
(c)(1)	Opinion of JMP Securities LLC dated March 1, 2016 (incorporated by reference to Annex I to the JAVELIN Schedule 14D-9).
(c)(2)	Opinion of Lazard Frères & Co. LLC dated March 1, 2016.
(c)(3)	Presentation of Lazard Frères & Co. LLC dated March 1, 2016.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 23, 2016	JMI ACQUISITION CORPORATION

	By:	/s/ James R. Mountain
	Name:	James R. Mountain
	Title:	Chief Financial Officer

March 23, 2016	ARMOUR RESIDENTIAL REIT, INC.

	By:	/s/ James R. Mountain
	Name:	James R. Mountain
	Title:	Chief Financial Officer

March 23, 2016		/s/ Scott J. Ulm
	Name:	Scott J. Ulm

March 23, 2016		/s/ Jeffrey J. Zimmer
	Name:	Jeffrey J. Zimmer

March 23, 2016		/s/ James R. Mountain
	Name:	James R. Mountain

March 23, 2016		/s/ Mark Gruber
	Name:	Mark Gruber

March 23, 2016		/s/ Daniel C. Staton
	Name:	Daniel C. Staton

March 23, 2016		/s/ Marc H. Bell
	Name:	Marc H. Bell

March 23, 2016		/s/ Thomas K. Guba
	Name:	Thomas K. Guba

March 23, 2016		/s/ Stewart J. Paperin
	Name:	Stewart J. Paperin

March 23, 2016		/s/ John P. Hollihan, III
	Name:	John P. Hollihan, III

March 23, 2016		/s/ Robert C. Hain
	Name:	Robert C. Hain